UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

FIRST RESPONDER PRODUCTS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

33617Q108
(CUSIP Number)

Richard Reincke 7047 East Greenway Parkway, Suite 250 Scottsdale, Arizona 85254 (480) 659-2389
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD REINCKE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3		SEC USE ONLY
4		SOURCE OF FUNDS*
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14		TYPE OF REPORTING PERSON* IN

Notes:

N/A

Item 1.

Security and Issuer.

The title of the class of equity securities to which this schedule relates is common stock, par value $.001 per share, of First Responder Products, Inc., with principal executive offices located at 7047 E. Greenway Parkway, Suite 250, Scottsdale, AZ 85254.

Item 2.

Identity and Background.

(a)

Richard Reincke is the Reporting Person.

(b)

7047 E. Greenway Parkway, Suite 250, Scottsdale, AZ 85254.

(c)

Mr. Reincke is the Issuer’s corporate secretary and Chief Financial Officer. His business address is 7047 E. Greenway Parkway, Suite 250, Scottsdale, AZ 85254.  He is also the President, corporate secretary and interim Chief Executive Officer of Aegis Assessments, Inc. located at 7975 N. Hayden Road, Suite D363, Scottsdale, AZ 85258.

(d)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that makes him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Reincke is a citizen of the United States.

Item 3.

Source or Amount of Funds or Other Consideration.

Not applicable.

Item 4.

Purpose of the Transaction.

Not applicable.

Item 5.

Interest in Securities of the Issuer.

(a) Mr. Reincke owns 1,000,000 shares of the Issuer’s common stock, which is approximately 15% of the issued and outstanding common stock. (b) He has sole voting power over those shares and sole power to dispose or direct the disposition of those shares. (c) There have been no transactions by Mr. Reincke in the Issuer’s common stock in the past sixty days. (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, Mr. Reincke’s common stock. (e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.

Material to be filed as Exhibits.

        None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2007

By:	/s/ Richard Reincke
Richard Reincke